November 4, 2013	Joshua D. Fox
+1 781 966 2007 (t)
+1 781 966 2100 (f)
Securities and Exchange Commission	joshua.fox@wilmerhale.com
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:              Karyopharm Therapeutics Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 28, 2013
File No. 333-191584

Ladies and Gentlemen:

On behalf of Karyopharm Therapeutics Inc. (the “Company”), we are responding to the comments contained in the letter dated November 4, 2013 (the “Comment Letter”) from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1.

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  The responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Capitalization, page 51

1.                                      Please explain how the share amounts shown in the section (ii) (a) through (d) aggregate to 19,114,241 shares and are consistent with the amounts shown in the relevant caption disclosure on page 52.

Response:                                        The Company advises the Staff that the number of shares of common stock to be issued upon conversion of the preferred stock (19,114,241), as set forth on Page 51 of Amendment No. 1 to the Registration Statement, reflects the number of shares of preferred stock outstanding as of June 30, 2013, as well as the number of shares of preferred stock issued by the company thereafter which are reflected in clauses (a) through (d) on page 51, after taking into account the 1 for 3.3 reverse stock split of the common stock effected on October 25, 2013. Pursuant to the terms of the Company’s charter, the conversion ratio for the preferred stock was adjusted as a result of the reverse stock split. Accordingly, upon consummation of the offering, the outstanding preferred stock will automatically convert into 19,114,241 shares of common stock.

Dilution, page 54

2.                                      Please explain how you computed the historical net tangible book value per share of ($14.50 per share), pro forma net tangible book value per share of $2.74 per share and pro forma net tangible book value per share adjusted for the planned offering of $4.95 per share. In particular, explain how you determined the shares amounts used in each of these calculations and how these share amounts are consistent with corresponding disclosure in the section, Capitalization, and the consolidated statement of convertible preferred stock and stockholders’ equity.

Response:                                        The Company advises the Staff that:

•                  the number of shares used to calculate the historical net tangible book value per share consists of the shares of common stock outstanding as of June 30, 2013 (2,450,510), plus the shares of unvested restricted stock outstanding as of June 30, 2013 (287,326), which are considered outstanding shares for purposes of this calculation;

•                  the number of shares used to calculate the pro forma net tangible book value per share consists of the shares of common stock outstanding as of June 30, 2013 (2,450,510), plus the shares of unvested restricted stock outstanding as of June 30, 2013 (287,326), plus the shares of common stock issued upon settlement of the special participation stock (adjusted to reflect the reverse stock split) (12,121) and the shares of common stock issuable upon conversion of the preferred stock (on an as-converted, post-reverse stock split basis) (19,114,241); and

•                  the number of shares used to calculate the pro forma as adjusted net tangible book value per share consists of the total calculated in the prior bullet plus the shares being offered in this offering (5,666,667).

3.                                      Please explain how the amount of shares purchased by existing shareholders of 21,864,198 shares, disclosed on page 55, is consistent with the corresponding amount at June 30, 2013 on page F-5.

Response:                                        The Company advises the Staff that the number of shares of common stock outstanding on a pro forma basis as of June 30, 2013 as disclosed on page F-5 does not include 287,326 shares of unvested restricted stock outstanding at June 30, 2013 since unvested restricted stock is not considered outstanding for accounting purposes. The number of shares outstanding on page 55 of Amendment No. 1 includes the 287,326 shares of unvested restricted stock, as they are considered outstanding for legal purposes.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned at (781) 966-2007 or Steven D. Singer at (212) 295-6307.  Thank you for your assistance.

Sincerely,

/s/ Joshua D. Fox
Joshua D. Fox

cc:                    Steven D. Singer, Wilmer Cutler Pickering Hale and Dorr LLP
Michael G. Kauffman, M.D., Ph.D., Karyopharm Therapeutics Inc.
Paul Brannelly, Karyopharm Therapeutics Inc.